UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )*

iGo, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

449593201
(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 612,457 [1]
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 612,457 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,457 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04% [2]
14	TYPE OF REPORTING PERSON CO

1  Beneficial ownership of shares of common stock of iGo, Inc., par value $0.01 per share (“Shares”), is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2   The percentages reported in this Schedule 13D are calculated based upon the 2,910,433 shares of common stock outstanding as of May 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 612,457 [1]
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 612,457 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,457 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04% [2]
14	TYPE OF REPORTING PERSON PN

1  Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2   The percentages reported in this Schedule 13D are calculated based upon the 2,910,433 shares of common stock outstanding as of May 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 612,457 [1]
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 612,457 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,457 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04% [2]
14	TYPE OF REPORTING PERSON OO

1  Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2   The percentages reported in this Schedule 13D are calculated based upon the 2,910,433 shares of common stock outstanding as of May 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 612,457 [1]
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 612,457 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,457 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04% [2]
14	TYPE OF REPORTING PERSON OO

1  Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2   The percentages reported in this Schedule 13D are calculated based upon the 2,910,433 shares of common stock outstanding as of May 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP NO. 449593201

1	NAME OF REPORTING PERSONS STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER - 0 -
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 612,457 [1]
PERSON WITH	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 612,457 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,457 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.04% [2]
14	TYPE OF REPORTING PERSON CO

1  Beneficial ownership of the Shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2   The percentages reported in this Schedule 13D are calculated based upon the 2,910,433 shares of common stock outstanding as of May 2, 2013, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP NO. 449593201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                     Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of iGo, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 17800 N. Perimeter Drive, Suite 200, Scottsdale, Arizona 85255.

Item 2.                     Identity and Background.

(a)     This statement is filed by Steel Excel Inc., a Delaware corporation (“Steel Excel”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), and Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SPHG Holdings beneficially owns approximately 51% of the outstanding shares of common stock of Steel Excel.  Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this Schedule 13D, each of SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.  Each of SPHG Holdings, SPHG, Steel Holdings and Steel Holdings GP disclaims beneficial ownership of the Shares owned directly by Steel Excel except to the extent of their pecuniary interest therein.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Excel and (ii) the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)     The principal business address of each Reporting Person other than Steel Excel is 590 Madison Avenue, 32nd Floor, New York, New York 10022. The principal business address of Steel Excel is 1133 Westchester Avenue, Suite N222, White Plains, N.Y. 10604.

(c)     Steel Excel is a company whose business consists primarily of capital redeployment and identification of new, profitable operations in the oilfield services, sports, training, education, entertainment and lifestyle businesses. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.

CUSIP NO. 449593201

(d)     No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware. Each of the individuals who are listed on Schedule A other than Gary W. Ullman are citizens of the United States of America. Gary W. Ullman is a citizen of Canada.

Item 3.                     Source and Amount of Funds or Other Consideration.

Concurrently with the execution of the Purchase and Sale Agreement (as defined and described in Item 4), Steel Excel entered into a Tender and Voting Agreement (the "Tender and Voting Agreement"), with Adage Capital Partners, L.P., a Delaware limited partnership (“Adage”), and Issuer. Steel Excel has not paid any consideration in connection with the execution and delivery of the Tender and Voting Agreement.

None of the Reporting Persons, including Steel Excel, directly own any Shares. However, as described in Item 4 of this Schedule 13D, as a result of the Tender and Voting Agreement, based on information provided by Adage, as of July 11, 2013, an aggregate of 612,457 Shares (representing approximately 21.04% of the Shares outstanding) are subject to the Tender and Voting Agreement.

The foregoing description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, the form of which is attached as Exhibit 3 and incorporated herein by reference.

Item 4.                     Purpose of Transaction.

Purchase and Sale Agreement.

On July 11, 2013, Steel Excel and Issuer entered into a Stock Purchase and Sale Agreement (the "Purchase and Sale Agreement"), pursuant to which Steel Excel will commence a tender offer (the "Offer") to acquire 44.0% of the issued and outstanding Shares of Issuer’s common stock on a fully diluted basis, at a price per Share of $3.95 (such per Share amount, the "Offer Price"). If, after the consummation of the Offer, Steel Excel does not hold 44.0% of the Shares of Issuer’s common stock then outstanding on a fully diluted basis, and subject to the approval of the stockholders of Issuer if required by applicable law, the parties will commence a transaction whereby Steel Excel will purchase, and Issuer will sell, such number of newly issued Shares of Issuer’s common stock (the "Top-Up Shares") that, together with the Shares acquired in the Offer, constitute 44.0% of the Shares of Issuer’s common stock then outstanding on a fully diluted basis, as adjusted for the Top-Up Shares (the "Top-Up Purchase"), at the Offer Price.

CUSIP NO. 449593201

The purpose of the Offer is for Steel Excel to acquire a significant ownership interest in Issuer, together with representation on Issuer’s Board, in an attempt to rejuvenate, reposition and restructure Issuer’s business and brand by focusing on profitable business lines and implementing a lower cost structure to achieve profitability. Steel Excel’s obligation to accept for payment and pay for any Shares tendered in the Offer and not validly withdrawn is subject to certain conditions set forth in the Purchase and Sale Agreement, including (i) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents at least 30.0% of the Shares issued and outstanding on a fully diluted basis (the “Minimum Condition”), (ii) the absence of a Company Material Adverse Effect (as defined the Purchase and Sale Agreement), (iii) the purchase of the Shares pursuant to the Offer would not result, or not be reasonably likely to result, in a reduction or impairment of the net operating losses of iGo under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and (iv) other conditions set forth in the Purchase and Sale Agreement. If the Offer is consummated, Steel Excel will be entitled to designate two or the four members of the board of directors of Issuer.

The foregoing description of the Purchase and Sale Agreement is qualified in its entirety by reference to the full text of the Purchase and Sale Agreement, which is attached as Exhibit 2 and is incorporated herein by reference.

Tender and Voting Agreement.

The Tender and Voting Agreement was entered into as a condition and inducement to the willingness of Steel Excel to enter into the Purchase and Sale Agreement and to increase the likelihood that the Minimum Condition will be satisfied. Pursuant to the Tender and Voting Agreement, Adage agreed to validly tender Steel Excel pursuant to and in accordance with the terms of the Offer, 612,457 Shares of Issuer common stock beneficially owned by Adage on the date of the Tender and Voting Agreement (the "Existing Shares"), subject to proration for tenders by other stockholders, and not to withdraw the Existing Shares from the Offer. If Adage acquires beneficial ownership of any additional outstanding Shares of Issuer’s common stock after the date of the Tender and Voting Agreement and prior to the termination of the Tender and Voting Agreement (together with the Existing Shares, the "TO Shares"), Adage agreed to validly tender such TO Shares to Steel Excel in accordance with the Offer, and in any event prior to the expiration date of the Offer. Adage agreed not to withdraw any TO Shares so tendered unless the Tender and Voting Agreement or the Offer is terminated or otherwise either terminates in accordance with its terms. Notwithstanding the foregoing, Adage may decline to tender, or may withdraw, any and all of the Adage's TO Shares if, without the consent of Adage, Steel Excel amends the Offer to (i) reduce the Offer Price for the TO Shares in the Offer, (ii) reduce the number of Shares of Issuer’s common stock subject to the Offer, (iii) change the form of consideration payable in the Offer (iv) change the "Minimum Condition," which is contemplated to require tender of 30.0% of the fully diluted Shares of Issuer’s common stock, or (v) amend or modify any term or condition of the Offer in a manner adverse to Adage.

In addition, during the term of the Tender and Voting Agreement, Adage irrevocably agreed to vote the TO Shares at any meeting of the holders of Issuer’s common stock, or in connection with any written consent of the holders of Issuer’s common stock: (i) in favor of approving the Top-Up Purchase and each of the other transactions contemplated by the Purchase and Sale Agreement and the Tender and Voting Agreement and any actions required in furtherance thereof (the "Transactions"); (ii) in favor of an amendment to the certificate of incorporation and bylaws of Issuer to implement a restriction to prevent any new stockholders from acquiring shares representing 4.9% (or, if approved by the Board of Directors of the Company, 3.0%) or more of the outstanding Shares of Issuer’s common stock (the "Acquisition Restrictions"), (iii) against the following actions, agreements or transactions (other than the Top-Up Purchase and the Transactions): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Issuer or any of its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Issuer or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Issuer or any of its subsidiaries, (C) (1) any change in a majority of the persons who constitute the Board of Directors of Issuer, (2) any change in the present capitalization of Issuer or any amendment of the organizational documents of Issuer (other than the Acquisition Restrictions), (3) any other material change in Issuer's corporate structure or business, or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Top-Up Purchase or the other Transactions contemplated by the Tender and Voting Agreement and the Purchase and Sale Agreement (collectively, the “Proxy Matters”).

CUSIP NO. 449593201

Adage irrevocably appointed Steel Excel and each of its executive officers, in their capacities as officers of Steel Excel (the "Grantees"), as Adage's proxy and attorney-in-fact, to vote the TO Shares in accordance with in the Tender and Voting Agreement and in the discretion of the Grantees as to the Proxy Matters only. Adage retained the right to vote the TO Shares in Adage’s sole discretion and without any other limitation on all matters. Notwithstanding the foregoing, the proxy granted by Adage shall be revoked upon termination of the Tender and Voting Agreement in accordance with its terms. If Adage is not the record owner of all the TO Shares, Adage agreed to cause the record owner thereof to execute and grant an irrevocable proxy conforming to the above provisions.

The foregoing description of the Tender and Voting Agreement is qualified in its entirety by reference to the full text of the Tender and Voting Agreement, which is attached as Exhibit 3 and is incorporated herein by reference.

Item 5.                     Interest in Securities of the Issuer.

(a) and (b)       None of the Reporting Persons, including Steel Excel, directly own any Shares. However, as described in Item 4 of this Schedule 13D, as a result of the Tender and Voting Agreement, based on information provided by Adage, as of July 11, 2013, an aggregate of 612,457 Shares (representing approximately 21.04% of the Shares outstanding) are subject to the Tender and Voting Agreement. Of the 612,457 Shares, the Reporting Persons have sole voting and dispositive power with respect to zero Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares. The Reporting Persons may be deemed to share with the signatories of Tender and Voting Agreement the power to vote the subject Shares with respect to certain matters described in the Tender and Voting Agreement, in particular the Proxy Matters. The Reporting Persons also may be deemed to share with Adage the power to dispose of the subject Shares solely to the extent the Tender and Voting Agreement restricts the ability of Adage to transfer the subject Shares. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons listed in Schedule A to this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Steel Excel that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)      Except for the agreements described in this Schedule 13D, no transactions in the class of securities reported have been effected during the past 60 days by Steel Excel or, to the knowledge of the Reporting Persons, any person listed in Schedule A to this Schedule 13D.

(d)      To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Schedule 13D.

(e)      Not applicable.

CUSIP NO. 449593201

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. A copy of this agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                     Material to be Filed as Exhibits.

1.	Joint Filing Agreement by and among Steel Excel Inc., Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC and Steel Partners Holdings GP Inc., dated July 22, 2013.

2.	Stock Purchase and Sale Agreement by and between Steel Excel Inc. and iGo, Inc., dated July 11, 2013.

3.	Tender and Voting Agreement by and among Steel Excel Inc., iGo, Inc., and dated Adage Capital Partners, L.P., dated July 11, 2013.

CUSIP NO. 449593201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013	STEEL EXCEL INC.

	By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr., Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

 CUSIP NO. 449593201

SCHEDULE A

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, Vice Chairman, principal executive officer and Director

President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer

c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

John J. Quicke, and Director	Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Gary W. Ullman, Director	Chief Executive Officer of Connies Naturals, a corporation that delivers pre-made food products to sports stadiums, theme parks and the military	420 Woodland Acres, Maple, Ontario, Canada L6A1G2

John Mutch, Director	President and Chief Executive Officer of BeyondTrust Software, a privately held security software company	c/o Beyond Trust 2173 Salk Avenue Carlsbad, CA 92008

Robert J. Valentine, Director	Sports commentator and owner of Bobby V’s Sports Gallery Café	225 Main Street Stamford, Connecticut 06901

James F. McCabe, Jr., Vice President, Chief Financial Officer and Assistant Secretary	Chief Financial Officer of Steel Excel Inc., Handy & Harman Ltd. and Steel Partners Holdings GP Inc. President of SP Corporate Services LLC.	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Leonard J. McGill, Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Steel Partners Holdings GP Inc. Senior Vice President, Chief Legal Officer and Assistant Secretary of Handy & Harman Ltd.	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 449593201

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President and Director

President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer

c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017

John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314

Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

Leonard J. McGill, Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022